

Mail Stop 3628

November 21, 2008

By Facsimile (213.892.4733) and U.S. Mail

Clifford A. Brandeis
Zukerman Gore & Brandeis, LLP
875 Third Avenue
New York, New York 10022

Re: Grubb & Ellis Company
Definitive Additional Materials
Filed November 18, 19, 20 and 21, 2008
File No. 001-08122

Dear Mr. Brandeis:

We have reviewed the above filings and have the following comments.

General

1.   The bases for many of the opinions you set forth in the proxy materials referenced above are not self-evident and are not disclosed. As you are aware, you must ensure that any allegation is substantiated. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs must be self-evident, disclosed in the proxy materials or provided to the staff, with a view toward disclosure, on a supplemental basis. Accordingly, and with a view toward additional disclosure, for each claim you are making in these materials, please state each claim as a belief and provide the staff with annotated materials adequately supporting each such belief. Provide similar supporting materials for those claims which are currently stated as a belief. For example, but without limitation, please address the following statements for your additional materials filed on November 18:

- Anthony Thompson has launched "a costly and disruptive proxy contest" which you believe is a "blatant attempt by Mr. Thompson to ultimately take control of your Company and install one of his nominees…as CEO…"
- "…we believe Mr. Thompson may intend to cause your Company to either buy or absorb his fledgling company."

- "An overwhelming number of…key constituents [consisting of Company executives, employees and certain third parties with whom the Company does business] did not welcome, or view as positive, Mr. Thompson's return as a Grubb & Ellis director."
- The entire bullet point paragraph beginning with the statement "We believe that Stuart Tanz, who was rejected for the permanent CEO position, could be a disruptive influence on your Board as we move to complete our ongoing CEO search process."

Please revise any future additional soliciting materials to the extent necessary and provide supplemental support where appropriate for any non-conforming statements. Our comments apply with equal force to your additional materials filed on November 19, 20 and 21, 2008.

2.   Please also provide support for each of the bullet point statements in the additional materials filed November 18, 2008 found under the heading "Grubb & Ellis Is Making Progress To Realize the Benefits From The Merger, Despite The Difficult Environment" and the entire bullet point paragraph beginning with the statement "Properties controlled by Mr. Thompson continue to be in default on loans from the Company and Mr. Thompson continues to be a seller of the Company's stock."

3.   To balance your assertions that having Mr. Thompson on the board could present a conflict of interest because of his interest in a competitor of the company, disclose that state fiduciary duty obligations would require Mr. Thompson to act in the best interests of all shareholders is he is elected to the Board.

4.   You are critical of Mr. Thompson's involvement with what you allege is a competitor of the company. However, we note that some of your nominees are also involved with other companies. If any other such companies are in the same business as Grubb &Ellis, please expand your disclosure to balance and explain why this is not a factor as to their qualifications to serve on the Board.

5.   Supplementally provide copies of the third-party materials cited as sources in the letter to stockholders.

*   *   *

Please tell us how you intend to address the deficiencies in your additional soliciting materials identified in our comments above. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides the requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Chistina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions